EXHIBIT 99.1

Lumenis presents the SlimLine GI Laser Fiber: The latest advancement in laser lithotripsy for gastroenterology

Lumenis Ltd. announces that the first clinical series using the SlimLine GI will be presented at the Digestive Disease Week (DDW), Chicago May 30-June 4th entitled:

Holmium-YAG Laser Lithotripsy in the Treatment of Difficult Biliary Stones Utilizing Peroral Single Operator Cholangioscopy (SPYGLASS): a Multi-Center Experience

The presentation reports on 31 patients with an average stone size of 19.3mm and impacted stones in 18 of the 31 patients. Ductal clearance was achieved in all 31 patients.i

The presence of stones in the gallbladder affects approximately 10% of the adult population in the United States and stones that have formed or migrated to the common bile duct affect 10%-20% of patients with gallstone disease. ii

Stones in the common bile duct and pancreatic duct can cause severe health complications. The procedure to diagnose and treat conditions of the biliary system including management of stones, ERCP (Endoscopic retrograde cholangiopancreatography), is performed approximately 600,000 times per year in the U.S. iii

Lumenis has produced the first laser fiber designed specifically for ERCP. The SlimLine GI fiber is compatible with modern cholangioscopes and when used in combination with the VersaPulse® PowerSuite™ holmium laser, the gastroenterologist can now apply the most efficient stone breaking technology available to these difficult stones in the bile and pancreatic ducts.

“The SlimLine GI has significantly changed the management of large and difficult stones in our endoscopy suite,” said Dr. Sandeep Patel, Assistant Professor Digestive Disease Center, University of Texas San Antonio, and coauthor of the presentation for the DDW, ” the use of laser energy to break stones has advantages that not only increase our efficiency but allow us to offer patients a less invasive solution to treating their stones.”

“This is a natural evolution in the application of our holmium laser lithotripsy technology,” said Lloyd Diamond, Sr. VP and General Manager of Lumenis’ Surgical Business, “Lumenis Holmium laser Lithotripsy Technology has long been the most effective means for the management of stones in the urinary tract.  The efficiency of holmium laser lithotripsy means that in these difficult stone cases, the gastroenterologist can, reduce procedure time, eliminate the need for repeat ERCP procedures, and in the most difficult cases eliminate the need for an open surgical intervention to remove the stone.”

[i] Holmium-YAG Laser Lithotripsy in the Treatment of Difficult Biliary Stones Utilizing Peroral Single Operator Cholangioscopy (SPYGLASS): a Multi-Center Experience, Sandeep patel[1], Laura Rosenkranz[1], Paul R. Tarnasky[2], Isaac Raijman[3], Douglas S. Fishman[3], Paul Yeaton[4], Bryan Sauer[4], Michel Kahaleh[4]

ii Choledocholithiasis: Evolving standards for diagnosis and Management, Marilee L Freitas, Robert L Bell, Andrew J Duffy, World J Gastroenterol 2006 May 28; 12(20): 3162-3167

iii US MARKETS FOR GASTROINTESTINAL ENDOSCOPY DEVICES 2007, 2006, Millennium Research Group

Meet the Experts in the Lumenis booth at the DDW

Contributors to the multi-center clinical series using the SlimLine GI will be at the Lumenis booth to discuss their experiences , including Drs. Isaac Raijman, Digestive Associates of Houston, TX, Paul Tarnasky, Digestive Health Associates, Methodist Pavilion, Dallas, TX, Dr. Sandeep Patel, Assistant Professor, Gastroenterology and Nutrition, Director of Pancreatico-Biliary Endoscopy, University of Texas Health Science Center, Medicine, San Antonio, TX, Michel Kahaleh, Associate Professor of Clinical Internal Medicine, Division of Gastroenterology and Hepatology, University of Virginia. Meet the expert times are scheduled throughout on Monday and Tuesday. For a complete list of speaker presentations and other Lumenis events, visit Lumenis booth #2002 at the Digestive Disease Week meeting in the McCormick Place Convention Center, May 31-June 3, 2009. Or visit www.surgical.lumenis.com/ddw to see a complete presentation schedule and register for Lumenis events.

About Lumenis

Lumenis Ltd,. a global developer, manufacturer and seller of laser, light-based and radiofrequency devices for surgical, aesthetic, and ophthalmic applications, is Israel’s largest medical device company with more than 800 employees worldwide. The Company invests heavily in R&D and holds a leading position in the markets in which it serves. Lumenis has over 250 patents worldwide, over 75 FDA clearances, worldwide presence in over 100 countries, and an installed base of over 70,000 systems. For more information about Lumenis and its products, log onto www.lumenis.com.

Contact:
Michelle Maydan
Director of Corporate Communications
1-866-569-0597
+972-4-959-9004
e-mail: mmaydan@lumenis.com

Lumenis® and its logo, VersaPulse® PowerSuite™ and SlimLine GI™ are trademarks or registered trademarks of the Lumenis Group of Companies

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